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02022851

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 2 8 2002

SEC FILE NUMBER
8-49047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Avantus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9606 N. Mopac, Suite 100
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Forman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Avantus Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

WENDY TERRELL
NOTARY PUBLIC
STATE OF TEXAS
COMMISSION 12-07-2004 EXPIRATION

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) *Independent auditor's report on internal control*

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST AVANTUS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

FIRST AVANTUS SECURITIES, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
First Avantus Securities, Inc.

We have audited the accompanying statement of financial condition of First Avantus Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Avantus Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred substantial recurring losses, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
March 6, 2002

FIRST AVANTUS SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 124,368
Receivable from broker-dealers and clearing organizations	431,823
Securities owned, at market value	10,765
Advances	3,509
Deposits	10,921
	$ 581,386

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 19,174
Accrued expenses and other liabilities	328,647
	347,821
Stockholders' equity:	
Common stock, 1,000,000 shares authorized with $.01 par value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	461,973
Retained earnings (deficit)	(229,408)
Total stockholders' equity	233,565
	$ 581,386

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Securities commissions	$ 3,984,876
Investment banking income	12,000
Sale of investment company shares	64,493
Gains or losses on firm securities investment account	(26,771)
Interest income	8,550
Other income	709
	4,043,857
Expenses:	
Compensation and benefits	2,626,740
Commissions and clearance paid to all other brokers	561,916
Communications	4,284
Interest expense	1,720
Promotional costs	4,658
Regulatory fees and expenses	64,396
Management fees	809,265
Other expenses	195,215
	4,268,194
Loss before income taxes	(224,337)
Provision for income taxes	-0-
Net loss	$ (224,337)

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Shares	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2000	100,000	$1,000	$ 311,973	$ (5,071)	$ 307,902
Contributed capital			150,000		150,000
Net loss				(224,337)	(224,337)
Balances at December 31, 2001	100,000	$1,000	$ 461,973	$(229,408)	$ 233,565

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ 150,000
Increases	-0-
Decreases	(150,000)
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (224,337)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(290,269)
Decrease in securities owned	124,752
Decrease in advances	15,450
Decrease in deposits	1,950
Increase in accounts payable	1,647
Increase in accrued expenses and other liabilities	11,775
Net cash provided (used) by operating activities	(359,032)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(359,032)
Cash and cash equivalents at beginning of year	483,400
Cash and cash equivalents at end of year	$ 124,368

The accompanying notes are an integral part of these financial statements.

FIRST AVANTUS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Supplemental Disclosures

Cash paid for:

Income taxes	$ -0-
Interest	$ 1,720

Noncash financing activities

During the year ended December 31, 2001, the Company converted $150,000 of subordinated debt into additional paid-in capital.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Avantus Securities, Inc. (formally First Financial Investment Securities, Inc.) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of First Financial Investment Securities, Inc. (formerly Forman Financial Corporation) (the "Parent").

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities are stated at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2001 were $2,678 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $215,293 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. At December 31, 2001, the Company has a net operating loss carryforward of approximately $224,000 which may be offset against future taxable income. The operating loss carryforward expires in 2016. The tax benefit of $76,000 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2001, the Company paid a management fee for such services to the Parent of $809,265 under the terms of a management agreement. The Company owed the Parent $6,066 at December 31, 2001 that was included in accrued expenses and other liabilities.

Note 6 - Retirement Plan

The Company has a SAR-SEP pension plan for all employees who have completed one month of service and are at least eighteen years of age. Participants may contribute a portion of their compensation, up to 15%, to the plan. Company contributions are made at the discretion of management. No discretionary contributions were made by the Company during the year ended December 31, 2001.

Note 7 - Concentration Risk

The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year ended December 31, 2001.

Note 8 - Commitments and Contingencies

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State securities laws and claim damages in excess of $8,000,000. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Commitments and Contingencies, continued

The Company leases office facilities in Austin and Dallas, Texas under leases expiring on October 31, 2004 and September 30, 2004, respectively. Future minimum rental payments on these leases are as follows:

Year Ending December 31,	
2002	$ 109,974
2003	110,732
2004	87,976
	$ 308,682

The Company subleases a portion of it leased facility in Austin to an unrelated party. The sublease expires on October 31, 2004. Future minimum rental income under this noncancelable sublease are as follows:

Year Ending December 31,	
2002	$ 50,139
2003	50,897
2004	43,317
	$ 144,353

Note 9 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital which requires a minimum net capital of $100,000. It is management's intention to control costs and increase revenue.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

FIRST AVANTUS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 233,565
Deductions and/or charges		
Non-allowable assets:		
Advances	$ (3,509)	
Deposits	(10,921)	(14,430)
Net capital before haircuts on securities positions		219,135
Haircuts on securities		
Stocks		(3,842)
Net capital		$ 215,293

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 19,174
Accrued expenses and other liabilities	328,647
Total aggregate indebtedness	$ 347,821

Schedule I (continued)

FIRST AVANTUS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 23,199
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 115,293
Excess net capital at 1000%	$ 180,511
Ratio: Aggregate indebtedness to net capital	1.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ 197,445
Increase (decrease) due to adjustments for:	
Decrease in non-allowable assets	7,758
Haircuts on securities	(3,842)
Decrease in accrued liabilities	15,924
Miscellaneous differences	(1,992)
Net capital per audited computation	$ 215,293

Schedule II

FIRST AVANTUS SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
First Avantus Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Avantus Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
March 6, 2002